PROSPECTUS SUPPLEMENT NO. 5
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 5 DATED December 8, 2005

TO THE PROSPECTUS DATED MAY 27, 2005

This Prospectus Supplement No. 5 supplements our Prospectus dated May 27, 2005 with the following attached document:

A.	Form 8-K Current Report dated December 8, 2005

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4 and the Prospectus, each of which are required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS
SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

The date of this prospectus supplement is December 8, 2005

INDEX TO FILINGS

Annex
Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on December 8, 2005	A

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2005

OXIS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-8092	94-1620407
(Commission File Number)	(I.R.S. employer identification No.)

6040 N. Cutter Circle, Suite 317
Portland, OR 97217-3935
(Address of Principal Executive Office, Including Zip Code)

(503) 283-3911
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 6, 2005, OXIS International, Inc. (the “Company”) completed the initial closing (the “Initial Closing”) of the purchase of shares of BioCheck, Inc. (“BioCheck”). BioCheck is a privately held California corporation engaged in the development of immunoassays, with a number of clinical diagnostic tests that have been approved by the United States Food and Drug Administration. As previously reported, on or about September 19, 2005, the Company entered into a Stock Purchase Agreement with BioCheck and the shareholders of BioCheck (the “Agreement”), pursuant to which the Company had the right to purchase up to all of the outstanding shares of common stock of BioCheck for an aggregate purchase price of $6 million in cash. Pursuant to the terms of the Agreement, at the Initial Closing, the Company purchased an aggregate of fifty-one percent (51%) of the outstanding shares of common stock of BioCheck from each of the shareholders of BioCheck on a pro rata basis, for an aggregate of $3,060,000 in cash. After the Initial Closing, Executive, as defined below, and Steven Guillen shall be the only members of the Board of Directors of BioCheck and there shall be one (1) vacancy to be filled by a designee of the Company.

On December 6, 2005, immediately prior to the Initial Closing, the Company obligated itself to KeyBank National Association (“KeyBank”) under the terms of a non-revolving one-year loan agreement dated December 2, 2005 (the “Loan Agreement”) and received funds from KeyBank (the “Loan”) in the amount of $3,060,000, for the purpose of completing the Initial Closing. As security for the Company’s repayment obligations under the Loan Agreement, the Company has granted a security interest to KeyBank in a $3,060,000 Certificate of Deposit that is owned by the Company. The Loan will bear interest at an annual rate that is 2.0% greater than the annual rate of interest on the Certificate of Deposit held as collateral.

In connection with the Initial Closing, the Company and BioCheck have entered into a sublease agreement dated December 6, 2005, under the terms of which the Company shall have the right for a term of one year to occupy a small portion (expected to be 500 square feet or less) of BioCheck’s current facilities, located at 323 Vintage Park Drive, Suite A, Foster City, California 94404. The Company shall pay as rent an amount per month equal to the base rent that BioCheck is currently obligated to pay for such space (currently $1.06 per square foot), plus any additional rent that BioCheck may become obligated to pay relating to such space.

Also effective December 6, 2005, the Company, BioCheck and John Chen (“Executive”), BioCheck’s President immediately prior to the Initial Closing, have entered into an Executive Employment Agreement, under which Executive shall be employed as President of BioCheck. Executive has agreed to devote not less than ninety percent (90%) of his business time and efforts to the primary business of BioCheck. In the event that BioCheck terminates the employment of Executive at any time (other than for cause as defined in the agreement), Executive will be eligible to receive an amount equal to twelve (12) months of his then-current base salary. For so long as the Company owns less than all of the outstanding shares of BioCheck, BioCheck will not terminate Executive’s employment without cause unless unanimously approved by the Board of Directors of BioCheck. In consideration of services Executive is to render under the Executive Employment Agreement, BioCheck has agreed to pay Executive a salary of $240,000 per year. Further, the Board of Directors of the Company has granted to Executive an option to purchase 500,000 shares of the common stock of the Company under the Company’s 2003 Stock Incentive Plan, at an exercise price equal to $0.26 per share. In addition, Executive will be eligible for an additional grant of options equal to 250,000 shares of the common stock of the Company at the conclusion of each of the twelve (12) month and twenty-four (24) month periods following the Initial Closing, so long as at the conclusion of the applicable twelve (12) month and twenty-four (24) month period, BioCheck’s net sales for the then most recently completed fiscal year exceed the net sales of the fiscal year which immediately precedes such most recently completed fiscal year. All stock options described hereunder are to vest, if at all, at a rate of 25% per annum subject to continued employment, and all options shall be exercisable for ten (10) years from the date of grant. Executive shall have a period of twelve (12) months following any termination of employment by the Company or BioCheck to exercise vested options.

Further, BioCheck and EverNew Biotech, Inc., a California corporation (“EverNew”), have entered into a Services Agreement dated December 6, 2005 (the “Services Agreement”). The holders of the shares of capital stock of EverNew immediately prior to the Initial Closing are substantially the same set of individuals and entities who held BioCheck’s common stock immediately prior to the Initial Closing, including Executive as a significant shareholder. EverNew is an emerging point-of-care diagnostics company, with a number of products in development. EverNew currently has no revenues, and an annual operating budget of at least $250,000. Under the terms of the Services Agreement, EverNew shall render certain services to BioCheck, including assay research and development work, and BioCheck shall render certain administrative services to EverNew. The specific nature and scope of the work to be performed by EverNew shall be determined in good faith from time to time by BioCheck and EverNew. In consideration of services to be provided by EverNew, BioCheck shall pay to EverNew (the “EverNew Compensation”) $12,000 per month, provided, however, if the sum of EverNew’s gross revenues for a consecutive three (3) month period during the term of the Services Agreement equals or exceeds $100,000, then BioCheck shall no longer be obligated to pay EverNew any amounts for the remainder of the term of the Services Agreement. Further, in such event, EverNew shall pay BioCheck an amount equal to the EverNew Service Cost per month for the remainder of the term of the Services Agreement, and the EverNew Service Cost for such month shall be reduced by the amount of the BioCheck compensation paid to BioCheck for such month. As used in the Services Agreement, EverNew Service Cost means the cost of all BioCheck Services provided by BioCheck each month under the Services Agreement, as incurred and determined in good faith by BioCheck. The Services Agreement is described in this Report so that readers can better understand the disclosure concerning the Option Agreement described below. The Company is not implying that the Services Agreement is a “material definitive agreement” of the Company within the meaning of Item 1.01 of Form 8-K.

In addition, the Company, BioCheck and EverNew have entered into an Option and Reimbursement Agreement dated December 6, 2005 (the “Option Agreement”). Pursuant to the terms of the Option Agreement, EverNew and its shareholders have granted to the Company a call option and a right of first refusal to purchase all of the assets or equity securities of EverNew. Under the Option Agreement, EverNew has agreed to reduce the purchase price under the call option or right of first refusal, as applicable, by an amount equal to the Accumulated EverNew Amounts. The Option Agreement defines the “Accumulated EverNew Amounts” as of a particular date as the sum of Monthly EverNew Amounts accrued as of such date. The Option Agreement defines the “Monthly EverNew Amounts” as the product of (i) the percentage of all of the issued and outstanding shares of BioCheck held by the Company as of the last day of each such month (the “Monthly Percentage”) and (ii) the sum of (A) the cost of all EverNew Services provided by BioCheck each month under the Services Agreement, as incurred and determined in good faith by BioCheck (“EverNew Service Costs”) and (B) the amount of EverNew Compensation. In the event that the Company has not exercised its call option or right of first refusal, as applicable, prior to December 31, 2007, then (i) EverNew shall pay to BioCheck prior to March 31, 2008 an amount equal to the aggregate EverNew Service Costs and EverNew Compensation accumulated prior to March 31, 2008, and (ii) the amount actually paid to BioCheck, multiplied by the applicable Monthly Percentage for each monthly period in which the EverNew Service Cost and EverNew Compensation is determined, shall be deducted from the balance of the Accumulated EverNew Amount for periods after such payment is made.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On December 6, 2005, the Company completed the Initial Closing of the purchase of shares of BioCheck. As previously reported, on September 19, 2005, the Company entered into the Agreement, pursuant to which the Company had the right to purchase up to all of the outstanding shares of common stock of BioCheck for an aggregate purchase price of $6 million in cash. Pursuant to the terms of the Agreement, at the Initial Closing, the Company purchased an aggregate of fifty-one percent of the outstanding shares of common stock of BioCheck from each of the shareholders of BioCheck on a pro rata basis, for an aggregate of $3,060,000 in cash.

On December 8, 2005, the Company issued a press release, a copy of which is furnished as an exhibit to this Report, announcing the Initial Closing.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Please see disclosure under Item 1.01 of this Report regarding the Loan Agreement.

Item 2.05. Costs Associated with Exit or Disposal Activities.

On December 6, 2005, the Company committed itself to a plan to cease operations in Portland, Oregon and relocate operations to Foster City, California (the “Relocation”), effective February 15, 2006. The Company decided to effect the Relocation after reviewing and evaluating all aspects of the Company’s operations to determine the profitability and viability of continuing in the Portland, Oregon location.

As part of the Relocation, the Company has announced that it will terminate all of its employees other than Chief Executive Officer Steven Guillen. All regular/full-time employees of the Company (other than Mr. Guillen) who have committed to continue to work for the Company until February 15, 2006, or who are “laid-off” by the Company effective prior to February 15, 2006 will receive severance benefits under an Employee Incentive Package. The provisions of the Employee Incentive Package will not apply to an employee who is terminated at any time for disciplinary reasons.

The Company estimates that the total amount expected to be incurred in connection with the Relocation shall be approximately $100,000 for relocating operations, and approximately $140,000 for payments under the Employee Incentive Package. The Company’s estimates are based upon certain assumptions relating to, among other things, the effect of the Relocation on costs of goods sold and manufacturing expenses. No assurances can be given that the Company’s estimates will prove accurate.

Also related to the Relocation, the Company has signed a term sheet with Westcore Peninsula Vintage LLC, a Delaware limited liability company (“Landlord”), that contemplates the Company and Landlord entering into a Lease Agreement (the “Lease Agreement”). Under the terms of the Lease Agreement, the Company would have the right to occupy approximately 3,371 square feet of space located at 323 Vintage Park Drive, Suite B, Foster City, California 94404 for 39 months. The monthly lease rate would be $1.00 per square foot, plus property taxes, property insurance and a common area expenses (approximately $0.46 per square foot in the aggregate). No assurances can be given that a Lease Agreement will be executed.

After the Company has completed its Relocation to Foster City, California, it plans to provide for operations by entering into services agreements and employing new personnel, including a Chief Financial Officer, a sales and marketing executive, a controller, and two administrative support employees. The Company has commenced its executive searches through recruiting services, and expects to use a local agency to assist in filling other positions. The Company is in discussions with BioCheck with the aim of entering into a services agreement between the two companies, with each company providing specific expertise.

Item 9.01. Financial Statements, Pro Forma Financial Information and Exhibits.

(c)	Exhibits.

99.1	Press Release, dated December 8, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OXIS INTERNATIONAL, INC. (Registrant)

Date: December 8, 2005	By:	/s/ Steven T. Guillen
Steven T. Guillen
President and Chief Executive Officer

Exhibit 99.1

OXIS INTERNATIONAL ACQUIRES MAJORITY STAKE IN BIOCHECK, A LEADING MANUFACTURER OF IMMUNOASSAY KITS

Acquisition Expands Product Portfolio and Drives Growth Opportunities for New Products in Cardiac Risk Assessment and Custom Assay Development

PORTLAND, Ore. - December 8, 2005 - OXIS International, Inc. (OTCBB: OXIS.OB) (Nouveau Marché: OXIS) (FWB: OXI), specialists in developing technologies for the diagnosis of diseases resulting from oxidative stress, announced today the initial closing of its acquisition of BioCheck, Inc., a leading producer of enzyme immunoassay kits.

As previously announced, OXIS has agreed to acquire up to all of the outstanding shares of BioCheck for an aggregate purchase price of $6 million in cash. In this initial closing, OXIS has purchased fifty-one percent (51%) of the outstanding shares of BioCheck for $3,060,000 in cash.

In addition, the two companies plan to enter into a services agreement whereby OXIS would deliver primarily operating, sales, marketing and business development functions while BioCheck would provide manufacturing and research and development expertise.

“We are excited about the potential synergies resulting from the combination of the core competencies of OXIS and BioCheck,” stated OXIS CEO Steve Guillen. “The expanded product portfolio will allow us to strengthen our position in the growing clinical diagnostics market, and the manufacturing and sales efficiencies derived from the consolidation of operations should help drive future margin expansion for the combined entity.”

The potential synergies that may increase BioCheck's contribution to OXIS’ efforts towards achieving margin expansion include:

•
Highly complementary and experienced management team combining the successful emerging biotechnology commercialization track record of OXIS CEO Steve Guillen and the scientific and operational management experience of BioCheck CEO Dr. John Chen;

•
Complementary technologies in promising area of cardiac risk assessment: BioCheck manufactures ELISA (Enzyme-Linked Immunosorbent Assay) tests using Troponin I, Myoglobin, and C-Reactive Protein biomarkers for the evaluation of acute myocardial infarction (AMI) while OXIS is developing a series of ELISA cardiac tests involving Myeloperoxidase (MPO) & Glutathione Peroxidase (GPx) used to help predict early cardiac risk;

•	BioCheck’s extensive experience in the growing contract services sector, including custom immunoassay development, antibody purification and conjugation, and contract assembly;

•	Increased production capacity, primarily for the ELISA kits, allowing for reduced dependence on third party manufacturing and reduced production costs;

•
Operating and cost efficiencies deriving from the consolidation of several aspects of the companies’ respective manufacturing and commercial distribution bases, such as promotional and marketing costs;

•	BioCheck’s current Good Manufacturing Practices (cGMP) and ISO quality certification for the combined companies’ manufacturing facilities;

“We believe that growth opportunities in the market segments that our companies jointly serve are substantial,”stated BioCheck CEO Dr. John Chen. “By combining our resources and expertise we expect to be able to lead a new generation of breakthrough assays, particularly in the area of cardiac predictors, as well as custom immunoassay development and other contract services.”

BioCheck currently offers over 45 enzyme immunoassays as well as research and manufacturing services focused on the immunoassay products. At year-end 2005, BioCheck expects to be profitable with revenues in excess of $4.5 million. In addition, the company has the commercialization rights for several promising new cancer/tumor biomarkers.

As part of the acquisition’s successful first closing, OXIS has initiated plans to close its non-core facility in Portland, OR and merge its core operations with BioCheck's GMP and ISO quality certified facilities in Northern California.

About OXIS

OXIS International, Inc., headquartered in Portland, Oregon, focuses on developing technologies and products to research, diagnose, treat and prevent diseases associated with damage from free radical and reactive oxygen species - diseases of oxidative stress. The company holds the rights to three therapeutic classes of compounds in the area of oxidative stress, and develops, manufactures and markets products and technologies to diagnose and treat diseases caused by oxidative stress. More information about OXIS and its products and services, as well as current SEC filings, may be obtained by visiting the Company's Web site at http://www.oxis.com.

About BioCheck

BioCheck, Inc. operates a 15,000 square-foot, U.S. Food and Drug Administration (FDA) certified cGMP device-manufacturing facility in Foster City, California. The company is a leading producer of high quality enzyme immunoassay research services and products offering immunoassay kits for a wide variety of classifications including cardiac markers, tumor markers, infectious diseases, thyroid function, steroids, and fertility hormones (http://www.biocheckinc.com).

Statements in this release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, any statements regarding beliefs, plans, estimates, projections, expectations, goals or intentions regarding the future. Forward-looking statements in this release include statements regarding (i) the acquisition expanding OXIS’ product portfolio and offering growth opportunities in cardiac risk assessment and custom assay development; (ii) potential synergies of the combined company; (iii) the consummation of the merger of OXIS and Bio Check; (iv) BioCheck revenues exceeding $4.5 million and BioCheck being profitable for the year ending December 31, 2005; (v) the combined company’s management team providing extensive experience in the commercialization of emerging technologies and scientific and operational management; (vi) the expanded product portfolio strengthening the combined company’s position in the growing clinical diagnostics market; (vii) the manufacturing and sales efficiencies derived from the consolidation of operations driving margin expansion; (viii) the complementary technologies in the area of cardiac risk assessment; (ix) operating and cost efficiencies derived from the consolidation of several aspects of the combined company’s manufacturing and commercial distribution bases;(x) increased production capacity, primarily for the ELISA tests, allowing for reduced dependence on third party manufacturing and reduced production costs; (xi) growth opportunities in the market segments that the companies jointly serve; (xii) by combining resources and expertise the combined company leading a new generation of breakthrough assays, particularly in the area of cardiac predictors, as well as custom immunoassay development and other contract services; and (xiii) OXIS plans to close its non-core facility in Portland, OR and merge its core operations with BioCheck's GMP and ISO quality certified facilities in Northern California. Factors that could cause actual results to differ materially from the forward-looking statements include risks and uncertainties such as the acquisition of the remaining 49% of the BioCheck shares by OXIS not closing due to, among other reasons, the inability of OXIS to close a financing transaction; the risks inherent in integrating an acquired business; risks inherent in owning a majority interest in a company; unforeseen difficulties in achieving synergies following an acquisition; unforeseen difficulties related to the company’s oxidative stress and other diagnostic products; the development by the company’s competitors of new competing products; and other risks indicated in the company’s filings with the Securities and Exchange Commission. It is important to note that actual outcomes could differ materially from those in such forward-looking statements. Readers should also refer to the documents filed by the company with the Securities and Exchange Commission, specifically the annual report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on February 25, 2005, and the company’s quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

# # #

Investor Contact:
Steve Guillen
President & CEO
OXIS International
Tel: (503)247-2370
sguillen@oxis.com

Media Contacts:
Anna Gralinska
Deliberate Co.
Tel: (877)879-2994
annag@deliberatecompany.com

Carol Ruth
The Ruth Group
Tel: (646)536-7004
cruth@theruthgroup.com